(The following is an unofficial English translation of the Convocation Notice of the 67th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 1, 2009

To Our Shareholders

Toshio Maruyama
Representative Board Director
President and CEO
ADVANTEST CORPORATION
32-1, Asahi-cho 1-chome,
Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 67th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 67th ordinary general meeting of shareholders of ADVANTEST CORPORATION (the “Company”) will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 24, 2009 (Wednesday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting right exercise form)

Please indicate your intention to vote “for” or “against” each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

Please access the website for casting votes (http://www.tosyodai54.net) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 8.

1.	Date and time:	June 25, 2009 (Thursday) at 10:00 a.m.

2.	Place:	Main Conference Room of Advantest Corporation
32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements for the 67th Fiscal Year (from April 1, 2008 to March 31, 2009)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by an independent auditor and the Board of Corporate Auditors

Matters to be resolved:

Agenda Item No. 1:	Partial amendment to the Articles of Incorporation

Agenda Item No. 2:	Election of nine directors

4.	Matters decided with respect to the convocation

(1)	If the voting right is exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting right by way of electro-magnetic method shall be deemed valid.

(2)	If the voting right is exercised by way of electro-magnetic method multiple times, the last exercise of voting right shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company’s website (http://www.advantest.co.jp).

We cordially invite you to attend a reception to be held after the meeting for shareholders and management members of the Company.

For shareholders who will be unable to attend the meeting on the date it is held, we expect to provide voice streaming of the actual meeting (solely with respect to the portion concerning matters to be reported) on the Company’s website beginning on the day of the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda Items and Reference Matters:

Agenda Item No. 1:	Partial amendment to the Articles of Incorporation

1.	Reason for amendments:

In accordance with the implementation of the “Law for Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlements of Trades of Stocks and Other Securities” (Law No. 88 of 2004, the “Settlement Rationalization Law”) on January 5, 2009, the shares of all listed companies have been transferred to a book-entry transfer system (the “Paperless System”).

The proposed amendments will delete all references pertaining to share certificates, beneficial shareholders and the beneficial shareholders’ register, which have become redundant as a result of the changes described above, and make such other necessary changes to the Articles of Incorporation of the Company.  Furthermore, the proposed amendments will establish supplementary provisions necessary to establish the lost shares register that the Company is required to implement and maintain for a period of one year from the day following the day on which the Settlement Rationalization Law was implemented.

Pursuant to Article 6, Paragraph 1 of the supplementary provisions of the Settlement Rationalization Law, the Company is deemed to have passed a resolution abolishing Paragraph 1 of Article 6 (Issuance of Share Certificates and Their Denominations) of the current Articles of Incorporation as of January 5, 2009.

2.	Details of proposed amendments:

The details of the proposed amendments are as follows:

(Changes (including deletions) are underlined.)

Present Article	Proposed Amendment

Article 6.          (Issuance of Share Certificates and Their Denominations)
1.         The Company shall issue share certificates representing its shares.
2.         The denominations of the share certificates issued by the Company shall be determined in accordance with the Share Handling Regulations to be prescribed by the Board of Directors.

(Deleted)
Article 7.          (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)
1.         The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.
2.         Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 6. (Number of Shares Constituting One Unit of Shares) 1. (Present provisions maintained) (Deleted)

Present Article	Proposed Amendment

Article 8.          (Rights Concerning Shares Constituting Less Than One Unit of Shares)
Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:
(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;
(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and
(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.

Article 7.          (Rights Concerning Shares Constituting Less Than One Unit of Shares)
Shareholders of the Company may not exercise his/her rights relating to the shares constituting less than one unit of shares that such shareholder holds other than those rights listed below or specified in these Articles of Incorporation:
(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law;
(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law; and
(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder.

Article 9. (Additional Purchases of Shares Constituting Less Than One Unit of Shares) and Article 10. (Share Handling Regulations) (Omitted)	Article 8. (Additional Purchases of Shares Constituting Less Than One Unit of Shares) and Article 9. (Share Handling Regulations) (Present provisions maintained)
Article 11.          (Share Registration Agent)
1.         The Company shall have a share registration agent.
2.         Share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and the public notice thereof shall be given.
3.         Preparation of, and maintenance and other business concerning, the shareholders’ register (including beneficial shareholders’ register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 10.          (Share Registration Agent)
1.             (Present provisions maintained)
2.             (Present provisions maintained)

3.         Preparation of, and maintenance and other business concerning, the shareholders’ register and the register for stock acquisition rights shall be commissioned to the share registration agent and shall not be handled by the Company.

Article 12.          (Record Date)
1.         The Company shall deem the shareholders registered on the last shareholders’ register as of March 31 of each year in writing or digitally as those shareholders who are entitled to exercise their rights at the ordinary general meeting of shareholders concerning the relevant fiscal year.
Article 11. (Record Date) 1. The record date for the voting rights at the ordinary general meeting of shareholders of the Company shall be March 31 of each year.

Present Article	Proposed Amendment

2.         In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may deem the shareholders or the registered pledgees of shares registered on the last shareholders’ register as of a certain date in writing or digitally as those shareholders or the registered pledgees of shares who are entitled to exercise their rights.

2.         In addition to the case provided for in the preceding paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving prior public notice, the Company may set a record date as necessary.

From Article 13. (Convocation of General Meeting of Shareholders) to Article 44. (Expiration for Dividend Payment) (Omitted)	From Article 12. (Convocation of General Meeting of Shareholders) to Article 43. (Expiration for Dividend Payment) (Present provisions maintained)
(Newly introduced)
(Supplementary Provisions)
1.         Preparation of, and maintenance and other business concerning, the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.
2.         The preceding article and this article will continue to be in effect until and including January 5, 2010 and will be deleted on January 6, 2010.

Agenda Item No. 2:	Election of nine directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all nine directors will expire.  At this time, we request that you elect nine new directors.

The profile of the candidates for director is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company’s shares owned
1	Toshio Maruyama (April 17, 1948)	April 1973 June 1989 June 1995 June 1999 June 2001 June 2003 June 2005	Joined Advantest Corporation Director Managing Director Senior Managing Director Representative Board Director and President Representative Board Director, President and COO Representative Board Director, President and CEO (present position)	6,938
2	Naoyuki Akikusa (December 12, 1938)	April 1961 June 1988 June 1991 June 1992 June 1998 June 2003 June 2005 June 2006 June 2008	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited) Director of Fujitsu Limited Managing Director of Fujitsu Limited Senior Managing Director of Fujitsu Limited Representative Board Director and President of Fujitsu Limited Representative Board Director and Chairman of Fujitsu Limited Outside Corporate Auditor of Advantest Corporation Outside Director of Advantest Corporation (present position) Director, Senior Executive Advisor of Fujitsu Limited (present position)	100
3	Yasushige Hagio (November 24, 1947)	April 1972 April 1982 April 1998 December 2003 June 2004 June 2006	Assistant Judge, Tokyo District Court Judge, Tokyo District Court Instructor, Legal Training and Research Institute Chief of Shizuoka District Court Registered as Attorney-at-Law Joined Seiwa Patent & Law (present position) Outside Director of Advantest Corporation (present position)	200
4	Takashi Tokuno (October 9, 1948)	April 1971 June 1996 June 2000 June 2003 June 2004 June 2006 October 2007	Joined Advantest Corporation Director Managing Director Managing Executive Officer Director, Managing Executive Officer Director, Senior Executive Officer (present position) Products and Production (present position)	5,872

	Name (Date of Birth)	Brief personal history; position and assignment in the Company; and representatives of other organizations, if any		Number of the Company’s shares owned
5	Hiroshi Tsukahara (August 26, 1950)	April 1974 June 2001 June 2003 June 2005 June 2007 June 2008	Joined Advantest Corporation Director Executive Officer Managing Executive Officer Director, Managing Executive Officer (present position) Technology and Development (present position) ATE Related Businesses (present position)	4,200
6	Yuichi Kurita (July 28, 1949)	April 1973 March 2001 June 2003 June 2007 June 2008	Joined Fujitsu Limited Joined Advantest Corporation Executive Officer Director, Managing Executive Officer (present position) Corporate Administration (present position) Senior Vice President, Corporate Administration Group (present position)	3,100
7	Hiroyasu Sawai (May 23, 1950)	April 1974 June 1999 June 2003 June 2005 June 2008	Joined Advantest Corporation Director Executive Officer Managing Executive Officer Director, Managing Executive Officer (present position) Sales and Marketing (present position) Senior Vice President, Sales and Marketing Group (present position)	6,300
8	Haruo Matsuno (February 14, 1960)	April 1984 January 2008 June 2008	Joined Advantest Corporation Senior Vice President, Production Group (present position) Executive Officer (present position)	4,000
9	Shinichiro Kuroe (March 30, 1959)	April 1981 June 2005 June 2008 April 2009	Joined Advantest Corporation Executive Officer (present position) Senior Vice President, SoC Tester Business Group Senior Vice President, Test System Business Group (present position)	300
Note:
1:	These candidates do not have any special interest in the Company.
2:	Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors.
3:
The Company selected Mr. Naoyuki Akikusa as a candidate, because of his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and the Company believes that he will contribute greatly to its management as an outside director.

The Company selected Mr. Yasushige Hagio as a candidate, because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.
4:
Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.

5:	Messrs. Naoyuki Akikusa and Yasushige Hagio have served as outside directors of the Company for three years.
6:
The Company has entered into an agreement with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, limiting their liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the relevant laws and ordinances.

(Instructions for the Exercise of Voting Rights via the Internet, etc.)

If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method of voting via the Internet)
1.
Voting rights may be exercised online only by using the following website designated by the Company (http://www.tosyodai54.net).  It is possible to access this site through Internet access on a mobile phone.

(Please note that you will need the voting number and dedicated voting password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.)

2.	Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note:	The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:
(1)	Any one of i-mode, EZweb or Yahoo!Keitai services is available.
(2)	The mobile phone must have SSL communication function which enables cryptographic communication.
(i-mode, EZweb and Yahoo!Keitai are trademarks or registered trademarks of NTT Docomo, KDDI Co., Ltd. and Softbank Mobile Corp., respectively.)

Any inquiries relating to the procedures for exercising voting rights online shall be directed to the following:
Share registration agent:          Tokyo Securities Transfer Agent Co., Ltd.
Phone number:          0120-49-7009 (toll-free number)

  〔To: Institutional Shareholders〕
The Company is a participant in the electronic voting platform operated by ICJ Inc.